DIRECT DIAL +852 3740 4863 DIRECT FAX +852 3910 4863 EMAIL ADDRESS JULIE.GAO@SKADDEN.COM PARTNERS CHRISTOPHER W. BETTS	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C.

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

	October 18, 2017	WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Erin E. Martin

H. Stephen Kim

Robert Klein

David Lin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             LexinFintech Holdings Ltd.

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted on September 26, 2017

CIK No.0001708259

Dear Ms. Martin, Ms. Kim, Mr. Klein and Mr. Lin:

On behalf of our client, LexinFintech Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 11, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on September 26, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Business

Our Loan Products

Personal installment loans, page 131

1.                                      We note your response to comment 8 stating that you recognized RMB18.3 million and RMB473.5 million in interest and financial service income under the flexible payment options in 2015 and 2016, respectively. Please clarify whether these amounts were recognized at the time of payment reschedule or over the term of the new loan. If the amounts were recognized at the time of payment reschedule, please tell us, in detail, how you determined that all revenue recognition criteria were met.

The Company respectfully advises the Staff that RMB18.3 million and RMB473.5 million in interest and financial service income under the flexible payment options in 2015 and 2016 were recognized over the term of the new loan.

Installment purchase loans, page 132

2.                                      We note that you offer your installment purchase loan customers various loan terms depending on the product, price, supplier and source of funding. Please clarify for us the sources of funding you use to originate installment purchase loans. In this regard, clarify whether the installment purchase loans are funded entirely by investors on Juzi Licai, institutional funding partners in your direct lending programs or a mix of both.

The Company respectfully advises the Staff that installment purchase loans are primarily funded by both investors on Juzi Licai and various institutional funding partners in our direct lending programs.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Jay Wenjie Xiao, Chief Executive Officer, LexinFintech Holdings Ltd.

Craig Yan Zeng, Chief Financial Officer, LexinFintech Holdings Ltd.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew D. Bersani, Esq., Shearman & Sterling LLP